Exhibit 99.3

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On April 13, 2012, BGC Partners, Inc. (the “Company,” “we,” “us” or “BGC Partners”) completed the acquisition of substantially all of the assets of Grubb & Ellis Company (“Grubb & Ellis”). Prior to the acquisition, on February 20, 2012, Grubb & Ellis filed a voluntary petition for reorganization under provisions of Chapter 11 of Title 11 of the United States Bankruptcy Code.

The following unaudited pro forma condensed combined financial information presents the combined historical consolidated statement of operations of BGC Partners and the historical consolidated statement of operations and statement of comprehensive loss of Grubb & Ellis to reflect the acquisition of substantially all of the assets of Grubb & Ellis by BGC Partners.

The unaudited pro forma condensed combined financial information is presented in accordance with the rules specified by Article 11 of Regulation S-X promulgated by the Securities and Exchange Commission (the “SEC”) and has been prepared subject to the assumptions and adjustments as described in the notes thereto. Specifically, the unaudited pro forma condensed combined financial information set forth below gives effect to the following transactions:

•	The acquisition of substantially all of the assets of Grubb & Ellis for aggregate consideration of approximately $47.1 million, which includes the issuance of shares and payment of cash in exchange for approximately $30 million (principal amount) in pre-bankruptcy senior secured debt (the “Notes Receivable”) purchased at a discount; and

•	The use of cash to fund the acquisition.

The following unaudited pro forma condensed combined statement of operations for the year ended December 31, 2012 gives effect to the acquisition as if it had occurred as of January 1, 2012, subject to the assumptions and adjustments as described in the accompanying notes.

The unaudited pro forma condensed combined financial information is presented for informational purposes only and is not necessarily indicative of the results of operations that would have occurred if the acquisition had been consummated on the date indicated, nor is it indicative of the future results of operations of the combined company. The unaudited pro forma condensed combined financial information does not give effect to any potential cost savings or other operational efficiencies that could result from the acquisition. The unaudited pro forma condensed combined financial information does not include adjustments for the fact that many of the expenses recorded in the Grubb & Ellis financial statements were related to non-recurring events in connection with their filing of a voluntary petition for reorganization under the provisions of Chapter 11 of Title 11 of the United States Bankruptcy code (for example, significant impairment charges related to their trade name). The unaudited pro forma condensed combined statement of operations also does not include adjustments related to the assets not acquired and the liabilities not assumed.

The unaudited pro forma condensed combined financial information should be read in conjunction with the historical financial statements of Grubb & Ellis, including the notes thereto, for the period from January 1, 2012 to March 27, 2012, and the period from March 27, 2012 to March 31, 2012, which are filed as Exhibit 99.2 to this Annual Report on Form 10-K of BGC Partners, as well as in conjunction with BGC Partners’ historical consolidated financial statements included in this Annual Report on Form 10-K as well as the “Risk Factors” section of this Annual Report on Form 10-K.

The Company has made a preliminary estimated allocation of the consideration transferred to the assets acquired and liabilities assumed as of the acquisition date. The Company expects to finalize its analysis of the assets acquired and liabilities assumed within the first year of the acquisition, and therefore adjustments to assets and liabilities may occur. Accordingly, the pro forma adjustments related to the allocation of estimated consideration transferred are preliminary and have been presented solely for the purpose of providing unaudited pro forma condensed combined financial information in this Annual Report on Form 10-K.

PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2012

(in thousands, except per share amounts)

(unaudited)

	BGC Partners, Inc. (Historical)	Grubb & Ellis Company (Historical)*	Pro Forma Adjustments		Pro Forma Combined
Revenues:
Commissions	$1,176,009	38,861	—		1,214,870
Principal transactions	336,160	—	—		336,160
Real estate management services	122,704	44,548	—		167,252
Fees from related parties	53,159	—	—		53,159
Market data	17,302	—	—		17,302
Software solutions	9,962	—	—		9,962
Interest income	6,506	—	(562	)(a)	5,944
Other revenues	56,966	37	—		57,003
Losses on equity investments	(11,775)	—	—		(11,775)

Total revenues	1,766,993	83,446	(562)		1,849,877
Expenses:
Compensation and employee benefits	1,159,664	78,950	—		1,238,614
Allocations of net income to limited partnership units and founding/working partner units	12,964	—	(3,602	)(b)	9,362

Total compensation and employee benefits	1,172,628	78,950	(3,602)		1,247,976
Occupancy and equipment	155,349	2,180	—		157,529
Fees to related parties	11,792	—	—		11,792
Professional and consulting fees	72,777	—	(2,754	)(c)	70,023
Communications	90,807	—	—		90,807
Selling and promotion	86,040	17,567	—		103,607
Commissions and floor brokerage	22,733	—	—		22,733
Interest expense	34,885	1,950	(1,547	)(d)	35,288
Other expenses	64,245	560	(291	)(e)	64,514

Total expenses	1,711,256	101,207	(8,194)		1,804,269
Income (loss) from operations before income taxes	55,737	(17,761)	7,632		45,608
Provision (benefit) for income taxes	20,224	(1,672)	(1,171	)(f)	17,381

Consolidated net income (loss)	$35,513	$(16,089)	$8,803		$28,227

Less: Net income (loss) attributable to noncontrolling interest in subsidiaries	11,649	—	(2,911	)(g)	8,738

Net income (loss) attributable to company	$23,864	$(16,089)	$11,714		$19,489

Preferred dividends	—	(2,589)	2,589	(h)	—

Net income (loss) available to common stockholders	$23,864	$(18,678)	$14,303		$19,489

Per share data:
Basic earnings per share:
Net income (loss) available to common stockholders	$23,864	$(18,678)	$14,303		$19,489

Basic earnings (loss) per share	$0.16	$(0.26)	N/A		$0.13

Basic weighted-average shares of common stock outstanding	144,886	71,777	(71,777	)(i)	144,886

Fully diluted earnings per share:
Net income (loss) for fully diluted shares	$46,242	$(18,678)	$10,300		$37,864

Fully diluted earnings (loss) per share	$0.16	$(0.26)	N/A		$0.13

Fully diluted weighted-average shares of common stock outstanding	280,809	71,777	(71,777	)(j)	280,809

*	Grubb & Ellis Company (Historical) is based on Grubb & Ellis’ unaudited interim consolidated statement of comprehensive loss (going concern basis) for the period from January 1, 2012 to March 27, 2012.

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.	Basis of Presentation

BGC Partners, Inc.’s (the “Company,” “we,” “us” or “BGC Partners”) unaudited pro forma condensed combined financial information has been compiled from underlying financial statements prepared pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) and in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and reflect the acquisition of substantially all of the assets of Grubb & Ellis Company (“Grubb & Ellis”).

The unaudited pro forma condensed combined financial information should be read in conjunction with the underlying financial statements from which they were compiled:

•	The audited consolidated financial statements of BGC Partners for the year ended December 31, 2012; and

•	The unaudited consolidated financial statements of Grubb & Ellis for the three months ended March 31, 2012.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2012 gives effect to the acquisition as if it had occurred as of January 1, 2012, subject to the assumptions and adjustments as described in these notes.

The unaudited pro forma condensed combined financial information is presented for informational purposes only and is not necessarily indicative of the results of operations that would have occurred if the acquisition had been consummated on the date indicated, nor is it indicative of the future results of operations of the combined company. The unaudited pro forma condensed combined financial information does not give effect to any potential cost savings or other operational efficiencies that could result from the acquisition. The unaudited pro forma condensed combined financial information does not include adjustments for the fact that many of the expenses recorded in the Grubb & Ellis financial statements were related to non-recurring events in connection with their filing of a voluntary petition for reorganization under the provisions of Chapter 11 of Title 11 of the United States Bankruptcy code (for example, significant impairment charges related to their trade name). The unaudited pro forma condensed combined statement of operations also does not include adjustments related to the assets not acquired and the liabilities not assumed.

2.	Consideration Transferred and Fair Value Adjustments

On April 13, 2012, BGC Partners completed the acquisition of substantially all of the assets of Grubb & Ellis.

The following tables summarize the preliminary allocation of the consideration transferred to the assets acquired and liabilities assumed as of the acquisition date (in millions). The Company expects to finalize its analysis of the assets acquired and liabilities assumed within the first year of the acquisition, and therefore adjustments to assets and liabilities may occur. Accordingly, the pro forma adjustments related to the allocation of estimated consideration transferred are preliminary.

The consideration transferred includes approximately $30.0 million (principal amount) pre-bankruptcy senior secured debt (the “Notes Receivable”), which the Company purchased at a discount, and which had a fair value of approximately $25.6 million as of the acquisition date. Consideration transferred also includes approximately $5.5 million under debtor-in-possession term loans and $16.0 million in cash to the bankruptcy estate for the benefit of Grubb & Ellis’ unsecured creditors.

Calculation of estimated consideration transferred

April 13, 2012
Notes Receivable	$25.6
Debtor-in-possession term loans	5.5
Cash paid to the bankruptcy estate	16.0

Total fair value of consideration	$47.1
Total fair value of net assets acquired	43.1

Preliminary goodwill related to Grubb & Ellis	$4.0

Preliminary allocation of estimated consideration transferred to net assets acquired

April 13, 2012
Assets
Cash and cash equivalents	$1.2
Brokerage receivables, net	34.3
Fixed assets	2.8
Intangible assets	14.3
Other assets	5.7

Total assets acquired	58.3
Liabilities
Commissions payable, net	3.5
Other liabilities and accrued expenses	11.7

Total liabilities assumed	15.2

Net assets acquired	$43.1

3.	Pro Forma Adjustments

The following notes related to the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2012:

(a)	Represents interest income recorded by BGC Partners in 2012 related to interest on the Notes Receivable.

(b)	Certain employees hold limited partnership interests in BGC Holdings, L.P., which generally receive quarterly allocations of net income based on their weighted-average pro rata share of economic ownership of the Company’s operating subsidiaries. The quarterly allocations of net income on such limited partnership units are reflected under “Allocations of net income to limited partnership units and founding/working partner units” in the Company’s unaudited condensed consolidated statements of operations. In quarterly periods in which the Company has a net loss, the loss allocation for founding/working partner units, limited partnership units and Cantor units is reflected as a component of “Net income attributable to noncontrolling interest in subsidiaries.”

(c)	Represents legal and audit fees recorded by BGC Partners in 2012 related to the acquisition.

(d)	Represents the elimination of approximately $2.0 million of interest related to Grubb & Ellis’ credit facility, which was not assumed by the Company, net of approximately $0.4 million of borrowing costs the Company would have incurred to finance the acquisition.

(e)	Represents the elimination of an impairment charge of approximately $0.3 million recorded by BGC Partners in 2012 related to an investment in Grubb & Ellis.

(f)	Represents adjustments to reflect the appropriate provision for income taxes of the pro forma combined company.

(g)	Represents the portion of net income that would have been attributable to the noncontrolling interest in subsidiaries.

(h)	Represents the elimination of Grubb & Ellis’ preferred dividends.

(i)	Represents the elimination of Grubb & Ellis’ common shares.

(j)	Represents the elimination of Grubb & Ellis’ common shares.